UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31466

Coca-Cola Hellenic Bottling Company S.A.

(Exact name of registrant as specified in its charter)

9 Fragoklissias Street
151 25 Maroussi, Athens
Greece

Tel.:  011-30-210-618-3137

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, including those represented by American depositary shares

5.500% Notes due 2015

5.125% Notes due 2013

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.         Exchange Act Reporting History

Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Company”) first incurred a duty to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of being certified to be listed on the New York Stock Exchange (the “NYSE”) on October 7, 2002, and filing a registration statement on Form 20-F/A (Commission File No. 001-31466) on October 8, 2002 with the Securities and Exchange Commission (the “Commission”).

For the 12 months preceding the filing of this Form 15F, Coca-Cola Hellenic has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2012.

Item 2.         Recent United States Market Activity

With respect to the Coca-Cola Hellenic Shares:  The ordinary shares of Coca-Cola Hellenic (the “Coca-Cola Hellenic Shares”), including those represented by American depositary shares (the “Coca-Cola Hellenic ADSs”), have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

On March 19, 2013, Coca-Cola HBC AG (“Coca-Cola HBC”) commenced an exchange offer (the “Exchange Offer”) for all Coca-Cola Hellenic Shares, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, in exchange for Coca-Cola HBC Shares and Coca-Cola HBC ADSs issued on a one-for-one basis. On April 22, 2013, Coca-Cola HBC announced that 355,009,014 Coca-Cola Hellenic Shares, representing 96.85% of all issued Coca-Cola Hellenic Shares (the “Tendered Shares”) had been tendered into the Exchange Offer. The purpose of the Exchange Offer was to facilitate a premium listing of the Coca-Cola Hellenic group of companies (the “CCH Group”) on the London Stock Exchange (the “LSE”) and listing on the NYSE under a new Swiss holding company, Coca-Cola HBC.  Pursuant to the Exchange Offer, Coca-Cola HBC became a successor registrant to Coca-Cola Hellenic, pursuant to Rule 12g-3(a) under the Exchange Act.

As Coca-Cola HBC held more than 90% of the total issued Coca-Cola Hellenic Shares after completion of the Exchange Offer, under Greek law it became subject to a statutory sell-out right of its shareholders to sell, and subsequently exercised its statutory buy-out right to compulsorily acquire all remaining Coca-Cola Hellenic Shares, including such Shares represented by Coca-Cola Hellenic ADSs, in consideration for Coca-Cola HBC Shares and Coca-Cola HBC ADS on a one-for-one basis or for cash consideration (respectively the “Greek Statutory Sell-Out” and the “Greek Statutory Buy-Out”).  Pursuant to the Greek Statutory Buy-Out, Coca-Cola Hellenic became a wholly owned subsidiary of Coca-Cola HBC on June 17, 2013.

The Coca-Cola HBC shares issued pursuant to the Exchange Offer, the Greek Statutory Sell-Out, and the Greek Statutory Buy-Out were registered on Form F-4/A (333-184685) declared effective on March 11, 2013.

Following the Exchange Offer, the Greek Statutory Sell-Out, and the Greek Statutory Buy-Out, the Coca-Cola Hellenic Shares, including those represented by Coca-Cola Hellenic ADSs, were delisted from the NYSE, pursuant to the Form 25 filed by the NYSE on June 26, 2013.

With respect to the Bonds:  The 5.500% Notes due 2015 and the 5.125% Notes due 2013 issued by Coca-Cola HBC Finance B.V. and guaranteed by Coca-Cola Hellenic (together, the “Bonds”) were last sold in a registered offering pursuant to their registration on Form F-4, filed on November 13, 2003, and amended on December 18, 2003 and on December 19, 2003 (Commission File No. 333-110475).  On June 18, 2013 and July 22, 2013, Coca-Cola HBC and Coca-Cola HBC Holdings B.V. provided additional guarantees in respect of the Bonds.

A Form F-3 was filed with the SEC on November 13, 2003, and amended on December 18, 2003 and on December 19, 2003 (Commission File No. 333-110470).  However, this registration statement never became effective, and no securities were offered or sold pursuant to it.  On July 29, 2013 Coca-Cola Hellenic filed a Form RW with the Commission requesting that it be permitted to withdraw that registration statement on Form F-3.  The SEC approved the withdrawal request.

Item 3.         Foreign Listing and Primary Trading Market

Following the Exchange Offer, the Greek Statutory Sell-Out, and the Greek Statutory Buy-Out, the Coca-Cola Hellenic Shares were delisted from all exchanges.  Prior to the Exchange Offer, the primary trading market for Coca-Cola Hellenic Shares, as defined by Rule 12h-6(f) under the Exchange Act, was the Athens Exchange in Greece (the “ATHEX”).

In Greece, the Coca-Cola Hellenic Shares were listed and traded on the ATHEX from July 15, 1991 until July 24, 2013.

In the United Kingdom, the Coca-Cola Hellenic Shares were listed and traded on the LSE from August 31, 2000 until April 29, 2013.

During the 12-month period from July 1, 2012 to July 1, 2013, the average daily trading volume (the “ADTV”) of the Coca-Cola Hellenic Shares in Greece represented 84.4% of the worldwide ADTV of the Coca-Cola Hellenic Shares.  In addition, during this same period, the ADTV of the Coca-Cola Hellenic Shares in Greece was greater than the ADTV in the United States.

Item 4.         Comparative Trading Volume Data

Not applicable.

Item 5.         Alternative Record Holder Information

Coca-Cola Hellenic is relying on Rule 12h-6(a)(4)(ii)(A) to deregister the Coca-Cola Hellenic Shares, which are held by less than 300 persons on a worldwide basis.  Upon completion of the Greek Statutory Buy-Out on June 17, 2013, Coca-Cola Hellenic became a wholly-owned subsidiary of Coca-Cola HBC.

Item 6.         Debt Securities

As of June 19, 2013, the number of record holders of each class of Bonds outstanding as of the date of this Form 15F was less than 300 on a worldwide basis.  Exhibit B attached to this Form lists the number of record holders of each class of Bonds.

Item 7.         Notice Requirement

On April 22, 2013 Coca-Cola Hellenic published a press release disclosing the results of the Exchange Offer, and on June 18, 2013 Coca-Cola Hellenic announced that it had become a wholly owned subsidiary of Coca-Cola HBC.  On July 23, 2013, Coca-Cola Hellenic published a press release disclosing (1) its intent to deregister and terminate its reporting obligations under the Exchange Act, and (2) the July 22, 2013 guarantee provided by Coca-Cola HBC Holdings B.V. of the Bonds .  A copy of the press release was submitted to the  Commission under cover of a Form 6-K on July 23, 2013.  Additionally, a press release announcing that Coca-Cola Hellenic has filed Form 15F, attached to this Form as Exhibit C, will be posted to the Coca-Cola Hellenic website and circulated by international financial news wire services on the date of filing this Form 15F with the Commission.

Item 8.         Prior Form 15 Filers

Not applicable.

PART II

Item 9.         Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.coca-colahellenic.com.

PART III

Item 10.       Exhibits

Exhibit A attached to this Form lists the number of record holders of the Coca-Cola Hellenic Shares currently outstanding on a worldwide basis as of the date of this Form 15F.  Exhibit B attached to this Form lists of each class of the Bonds issued by Coca-Cola Hellenic outstanding on a worldwide basis as of June 19, 2013.  The Coca-Cola Hellenic Shares and the Bonds listed on Exhibits A and B comprise all of the securities for which the

Company has a reporting obligation under Section 13(a) or 15(d) of the Exchange Act.  Exhibit C contains the press release announcing that Coca-Cola Hellenic has filed Form 15F.

Item 11.       Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Coca-Cola Hellenic has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Coca-Cola Hellenic certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Coca-Cola Hellenic Bottling Company S.A.
(Registrant)

August 30, 2013	/s/ Spyros Mello
(Date)	Spyros Mello
Chief Compliance Officer and Deputy General Counsel

Exhibit A

The following lists the number of record holders of the Coca-Cola Hellenic Shares currently outstanding on a worldwide basis as of the date of this Form 15F:

Security	Record holders

Coca-Cola Hellenic Shares, including those represented by Coca-Cola Hellenic ADSs	1

1

Exhibit B

The following sets forth a complete list of each class of the Bonds outstanding and the number of their record holders on a worldwide basis as of June 19, 2013:

Security	Record holders

5.500% Notes due 2015	60

5.125% Notes due 2013	82

2

Exhibit C

30 August 2013

Coca-Cola Hellenic Bottling Company S.A. to Deregister Securities and Terminate Reporting Obligations Under the Exchange Act

On 18 June 2013 Coca-Cola HBC AG (“Coca-Cola HBC”) announced that it had acquired all of the ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), including such shares represented by American depositary shares, pursuant to an exchange offer and subsequent statutory buy-out under Greek law.  The purpose and effect of these transactions was to achieve the admission of the ordinary shares of Coca-Cola HBC, as the new Swiss holding company of the Coca-Cola Hellenic group, to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, as well as to secondary listing on the main market of the Athens Exchange, and the listing of Coca-Cola HBC’s American depositary shares, each representing one Coca-Cola HBC ordinary share, on the New York Stock Exchange (“NYSE”).  In connection with these transactions, Coca-Cola HBC became subject to reporting requirements under the U.S. Securities Exchange Act of 1934, as amended.  Further, on 18 June 2013, Coca-Cola HBC issued guarantees of the due and punctual payment of the principal, interest and premium (if any) due on the 5.125% Notes due 2013 and 5.500% Notes due 2015 issued by its subsidiary Coca-Cola HBC Finance B.V. and guaranteed by Coca-Cola Hellenic (together, the “Notes”).  On July 22, 2013, Coca-Cola HBC Holdings BV also issued such guarantees, as separately announced.

Consistent with the announced plans and intentions in connection with the exchange offer and subsequent statutory buy-out referred to above, on June 26, 2013, an application on Form 25 was filed by the NYSE with the U.S. Securities and Exchange Commission to delist such securities from the NYSE.

Today, Coca-Cola Hellenic filed a Form 15F with the U.S. Securities and Exchange Commission to deregister its ordinary shares, American depositary shares representing such shares and the Notes referred to above, and to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended.  The deregistration and termination of the reporting obligations of Coca-Cola Hellenic is expected to become effective 90 days after this filing.

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